Exhibit 99.1

Full Truck Alliance Co. Ltd. Announces Extension of Share Repurchase Program and Declaration of Cash Dividend

GUIYANG, China, March 13, 2024 /PRNewswire/ — Full Truck Alliance Co. Ltd. (“FTA” or the “Company”) (NYSE: YMM), a leading digital freight platform, today announced extension of its share repurchase program. As previously reported by the Company, its board of directors (the “Board”) authorized a share repurchase program with an original expiration date of March 12, 2024. The Board resolved to extend the term of the share repurchase program such that the Company may repurchase up to approximately US$300 million of its American depositary shares (the “ADSs”), each representing 20 Class A ordinary shares, and/or ordinary shares, through March 12, 2025. Repurchases under the Company’s share repurchase program may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with the applicable rules and regulations. The Board will review the share repurchase program periodically, and may authorize adjustments to its terms and size or suspend or discontinue the program. The timing and conditions of the share repurchases will be subject to various factors including the requirements under Rule 10b-18 and Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. The Company expects to fund the repurchases with its existing cash balance.

Upon review of the Company’s results of operations, business development plan, capital requirements and cash position, the Board is confident in the Company’s business performance and outlook. Accordingly, on March 13, 2024, the Board declared an annual cash dividend for the year ended December 31, 2023, of US$0.0072 per ordinary share, or US$0.1444 per ADS, payable on or around April 19, 2024, to holders of record of the Company’s ordinary shares at the close of business on April 5, 2024. The aggregate amount of the dividend is expected to be approximately US$150 million. Cash dividends are expected to be paid to holders of the Company’s ADSs through the depositary, Deutsche Bank Trust Company Americas, on or around April 19, 2024, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: FTA’s goal and strategies; FTA’s expansion plans; FTA’s future business development, financial condition and results of operations; expected changes in FTA’s revenues, costs or expenses; industry landscape of, and trends in, China’s road transportation market; competition in FTA’s industry; FTA’s expectations regarding demand for, and market acceptance of, its services; FTA’s expectations regarding its relationships with shippers, truckers and other ecosystem participants; FTA’s ability to protect its systems and infrastructures from cyber-attacks; PRC laws, regulations, and policies relating to the road transportation market, as well as general regulatory environment in which FTA operates in China; the results of regulatory review and the duration and impact of any regulatory action taken against FTA; the impact of COVID-19 outbreaks, extreme weather conditions and production constraints brought by electricity rationing measures; general economic and business condition; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Full Truck Alliance Co. Ltd.

Full Truck Alliance Co. Ltd. (NYSE: YMM) is a leading digital freight platform connecting shippers with truckers to facilitate shipments across distance ranges, cargo weights and types. The Company provides a range of freight matching services, including freight listing, freight brokerage and online transaction services. The Company also provides a range of value-added services that cater to the various needs of shippers and truckers, such as financial institutions, highway authorities, and gas station operators. With a mission to make logistics smarter, the Company is shaping the future of logistics with technology and aspires to revolutionize logistics, improve efficiency across the value chain and reduce its carbon footprint for our planet. For more information, please visit ir.fulltruckalliance.com.

For investor and media inquiries, please contact:

In China:

Full Truck Alliance Co. Ltd.

Mao Mao

E-mail: IR@amh-group.com

Piacente Financial Communications

Hui Fan

Tel: +86-10-6508-0677

E-mail: FTA@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: FTA@thepiacentegroup.com